File Pursuant to Rule 424(b)(3)
Registration No. 333-124123

PROSPECTUS

1,999,991 Shares

LOGICVISION,  INC.

Common Stock

          The selling stockholders identified in this prospectus may sell up to 1,999,991 shares of our common stock.

           Our common stock is traded on the Nasdaq National Market under the symbol “LGVN.”  The last reported sale price of our common stock on the Nasdaq National Market on April 29, 2005 was $2.30 per share.

          Investing in our common stock involves a high degree of risk.  You should carefully read and consider the “Risk Factors” beginning on page 3.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is May 5, 2005

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

          You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

LOGICVISION, INC.

          We are a yield learning company in the semiconductor design-for-manufacturing, or DFM, sector.  Our proprietary technologies for embedded test and diagnostics enable the more efficient design and manufacture of complex semiconductor devices.  Our technology allows semiconductor designers to insert test structures inside semiconductor integrated circuits. These test structures allow designers and engineers to test the functionality and performance of their devices throughout each key stage of a complex semiconductor’s life cycle.  The most complex of these circuits are called System-on-a-Chip, or SoC, semiconductors. Our embedded test solution has been successfully deployed in SoC’s found in digital consumer products, medical products, networking and wireless communications devices, computers and satellite systems.

          Our solution also allows testing of integrated circuits after they have been assembled onto boards and systems, enabling diagnostic test throughout the semiconductor’s life cycle. Our analysis software aggregates and analyzes data from various semiconductor fabrication and test sources to identify whether silicon behavior meets design criteria across varying manufacturing and operating conditions.  Our embedded test products generate proprietary circuit structures that are incorporated into an integrated circuit to test and diagnose the chip at full speed, without the signal delay or degradation experienced by external testers. Our proprietary circuits are designed to be modular and reusable, to enable more efficient design and to address time-to-market and manufacturing yield issues.

          We believe our products can reduce system software complexity, reduce a customer’s time-to-market, reduce semiconductor manufacturing and test costs, provide for yield learning, improve time-to-yield and result in less field returns.  The target market for our technology is SoC designs with feature widths of 130 nanometers, 90 nanometers, 65 nanometers and smaller.  A nanometer is one billionth of a meter.

          LogicVision and the LogicVision logo are our registered trademarks. We also refer to trademarks of other corporations and organizations in this prospectus.

          We incorporated as LV Software in July 1992 in California and engaged principally in research and development activities through 1994. We first generated meaningful commercial revenues from the license of our initial embedded test product in 1995. In June 1996, we changed our corporate name to LogicVision, Inc. We reincorporated in Delaware in September 2000. Our executive offices are located at 25 Metro Drive, Third Floor, San Jose, California 95110 and our telephone number is (408) 453-0146.

RISK FACTORS

If the semiconductor industry does not adopt embedded test technology on a widespread basis, our revenues could decline and our stock price could fall.

          To date, the semiconductor industry has not adopted embedded test technology as an alternative to current testing methods on a widespread basis. If the semiconductor industry does not adopt embedded test technology widely and in the near future, our growth will be limited, our revenues could decline, and our stock price could fall. We cannot assure you that integrated circuit designers and design companies’ customers will accept embedded test technology as an alternative to current testing methods in the time frame we anticipate, or at all. The industry may fail to adopt embedded test technology for many reasons, including the following:

•	potential customers may determine that existing solutions adequately address their testing needs, or the industry may develop alternative technologies to address their testing needs;

•

potential customers may not be willing to accept the perceived delays in the early design stages associated with implementing embedded test technology in order to achieve potential time and cost savings at later stages of silicon debugging and production testing;

•	potential customers may have concerns over the reliability of embedded testing methods relative to existing test methods;

•

our existing and potential customers may react to declines in demand for semiconductors by curtailing or delaying new initiatives for new complex semiconductors or by extending the approval process for new projects, thereby lengthening our sales cycles;

•	our current and potential customers may not accept or embrace our recently released LV2004TM integrated family of products;

•	our current and potential customers may not accept our SiVisionTM product; and

•	designers may be reluctant to take on the added responsibility of incorporating embedded test technology as part of their design process, or to learn how to implement embedded test technology.

If the industries into which we sell our products experience recession or other cyclical effects impacting our customers’ research and development budgets, our operating results could be negatively impacted.

          Our sales are dependent upon capital spending trends and new design projects, and a substantial portion of our costs is fixed in the near term. The demand from our customers is uncertain and difficult to predict. Slower growth in the semiconductor and systems markets such as postponed or canceled capital expenditures for previously planned expansions or new fabrication facility construction projects, a reduced number of design starts, reduction of design and test budgets or continued consolidation among our customers would harm our business and financial condition.

          The primary customers for semiconductors that incorporate our embedded test technology are companies in the communications, medical products, networking, server and high-end consumer products industries. Any significant downturn in these particular markets or in general economic conditions which result in the cutback of research and development budgets or capital expenditures would likely result in a reduction in demand for our products and services and could harm our business.  If the economy declines as a result of economic, political or social turmoil, existing and prospective customers may further reduce their design budgets or delay implementation of our products, which could harm our business and operating results.

          In addition, the markets for semiconductor products are cyclical. In recent years, most countries have experienced significant economic difficulties. These difficulties triggered a significant downturn in the semiconductor market, resulting in reduced budgets for chip design tools. In addition, the electronics industry has historically been subject to seasonal and cyclical fluctuations in demand for its products, and this trend may continue in the future. These industry downturns have been, and may continue to be, characterized by diminished product demand, excess manufacturing capacity and subsequent erosion of average selling prices. As a result, our future operating results may reflect substantial fluctuations from period to period as a consequence of these industry patterns, general economic conditions affecting the timing of orders from customers and other factors. Any negative factors affecting the semiconductor industry, including the downturns described here, could significantly harm our business, financial condition and results of operations.

We have a history of losses and an accumulated deficit of approximately $79.0 million as of December 31, 2004. If we do not generate sufficient net revenue in the future to achieve or sustain profitability, our stock price could decline.

          We have incurred significant net losses since our inception, including losses of $8.4 million for the year ended December 31, 2004, $12.0 million for the year ended December 31, 2003 and $8.5 million for the year ended December 31, 2002. At December 31, 2004, we had an accumulated deficit of approximately $79.0 million.  We expect our future revenues to be impacted by our long sales cycle and our revenue recognition policies, and we expect to continue to invest in our research and development projects as well as service operations required to support our business development activities. Because we expect to continue to invest in product and business development, our expenditures could continue to outpace growth in our revenues, if any, thus preventing us from achieving and maintaining profitability. To achieve and maintain profitability, we will need to generate and sustain substantially higher revenues while maintaining reasonable cost and expense levels. If we fail to achieve profitability within the time frame expected by securities analysts or investors and our cash balances continue to decline, the market price of our common stock will likely decline. We may not achieve profitability if our revenues do not increase or if they increase more slowly than we expect. In addition, our operating expenses are largely fixed, and any shortfall in anticipated revenues in any given period could harm our operating results.

The sales and implementation cycles for our products are typically long and unpredictable, taking from six months to two years for sales and an additional six to twelve months for implementation. As a result, we may have difficulty predicting future revenues and our revenues and operating results may fluctuate significantly, which could cause our stock price to fluctuate.

          Our sales cycle has ranged from six months to two years and our customers’ implementation cycle has been approximately an additional six to twelve months.  We believe that convincing a potential customer to integrate our technology into an integrated circuit at the design stage, which we refer to as a design win, is critical to retaining existing customers and to obtaining new customers. However, acceptance of our embedded test technology generally involves a significant commitment of resources by prospective customers and a fundamental change in their method of designing and testing integrated circuits. Many of our potential customers are large enterprises that generally do not adopt new design methodologies quickly. Also, we may have limited access to the key decision-makers of potential customers who can authorize the adoption of our technology. As a result, the period between our initial contact with a potential customer and the sale of our products to that customer, if any, is often lengthy and may include delays associated with our customers’ budgeting and approval processes, as well as a substantial investment of our time and resources. We have incurred high customer engagement and support costs, including sales commissions, and the failure to manage these costs could harm our operating results.

          If we fail to achieve a design win with a potential customer early in a given product cycle, it is unlikely that the potential customer will become a customer before its next product cycle, if at all. Because of the length of our sales cycle, our failure to achieve design wins could have a material and prolonged adverse effect on our sales and revenue growth. Our revenue streams may fluctuate significantly due to the length of our sales cycle, which may make our future revenues difficult to project and may cause our stock price to fluctuate.

Fluctuations in our revenues and operating results could cause the market price of our common stock to decline.

          Our revenues and operating results have fluctuated significantly from quarter to quarter in the past and may do so in the future, which could cause the market price of our common stock to decline. Accordingly, quarter-to-quarter comparisons of our results of operations may not be an indication of our future performance. In future periods, our revenues and results of operations may be below the estimates of public market analysts and investors. This discrepancy could cause the market price of our common stock to decline.

Fluctuations in our revenues and operating results may be caused by:

•	timing, terms and conditions of customer agreements;

•	customers placing orders at the end of the quarter;

•	the mix of our license and services revenues;

•	timing of sales commission expenses and the recognition of license revenues from related customer agreements;

•	changes in our and our customers’ development schedules and levels of expenditures on research and development;

•	industry patterns and changes or cyclical and seasonal fluctuations in the markets we target;

•	timing and completion of milestones under customer agreements;

•	timing and acceptance of new technologies, product releases or enhancements by us, our competitors or our customers; and
•	market and general economic conditions.

          Delays or deferrals in purchasing decisions by our customers may increase as we develop new or enhanced products. Our current dependence on a small number of customers increases the revenue impact of each customer’s actions relative to these factors. Our expense levels are based, in large part, on our expectations regarding future revenues, and as a result net income for any quarterly period in which material customer agreements are delayed could vary significantly from our budget projections.

The accounting rules regarding revenue recognition may cause fluctuations in our revenues independent of our order position.

          The accounting rules we are required to follow require us to recognize revenues only when certain criteria are met. As a result, for a given quarter it is possible for us to fall short in our revenues and/or earnings estimates even though total orders are according to our plan or, conversely, to meet our revenue and/or earnings estimates even though total orders fall short of our plan, due to revenues produced by deferred revenues. Orders for software support and consulting services yield revenues over multiple quarters, often rather than at the time of sale. The specific terms agreed to with a customer and/or any changes to the rules interpreting such terms may have the effect of requiring deferral of product revenues in whole or in part or, alternatively, of requiring us to accelerate the recognition of such revenues for products to be used over multiple years.

Intense competition in the semiconductor and systems industries, particularly in the design and test of semiconductors, could prevent us from increasing or sustaining our revenues and prevent us from achieving or sustaining profitability.

          The semiconductor and systems industries are extremely competitive and characterized by rapidly changing technology. The market for embedded test solutions is still evolving, and we expect competition to become more intense in the future. Our current principal competitors in the design phase of product development include:

•

electronic design automation providers such as Cadence Design Systems, Inc., Magma Design Automation Inc., Mentor Graphics Corporation and Synopsys, Inc., all of which offer basic built-in self-test capability;

•	smaller test tool providers;

•	potential customers that develop test solutions internally; and

•	integrated device manufacturers, such as International Business Machines Corporation, that use their own test solutions in chips manufactured for and sold to others.

          Our embedded test technology also has the potential to impact the automated test equipment market, which may place us in competition with traditional hardware tester manufacturers such as Advantest Corporation, Agilent Technologies, Inc., Credence Systems Corporation, Inovys Corporation, LTX Corporation and Teradyne, Inc.  As embedded test becomes adopted more widely in the market, any of these automated test equipment companies, or others, may offer their own embedded test solutions. Some of our competitors in electronic design automation and external test equipment businesses are significantly larger than we are and have greater financial resources, greater name recognition and longer operating histories than we have.  Some of our competitors offer a more comprehensive range of products covering the entire design flow and complete external test flow, and they may be able to respond more quickly or adjust prices more effectively to take advantage of new opportunities or customer requirements. In addition, all of the tester manufacturers listed above participate in our LVReady partner program through which our embedded test access software is integrated into their test platform, which may provide them with additional insight into our business and technology.  Increased competition in the semiconductor industry could result in pricing pressures, reduced sales, reduced margins or failure to achieve or maintain widespread market acceptance, any of which could prevent us from increasing or sustaining our revenues and achieving or sustaining profitability.

Our target markets are comprised of a limited number of customers. If we fail to obtain or retain customer relationships, our revenues could decline.

          We derive a significant portion of our revenues from a relatively small number of customers. Five customers accounted for approximately 55% of total revenues in 2004, of which two customers accounted for 20% and 17%, respectively.  Five customers accounted for approximately 39% of total revenues in 2003, of which two customers accounted for 15% and 11%, respectively.  We anticipate that we will continue to rely on a limited number of customers for a substantial portion of our future revenues and we must obtain additional large orders from customers on an ongoing basis to increase our revenues and grow our business. In addition, the loss of any significant or well-known customer could harm our operating results or our reputation. In particular, a loss of a significant customer could cause fluctuations in our results of operations because our expenses are fixed in the short term, it takes us a long time to replace customers and, because of required methods of revenue recognition, any offsetting license revenues may need to be recognized over a period of time.

Our products incorporate technology licensed from third parties, including Nortel Networks. If any of these licenses are terminated, our ability to develop and license our products could be delayed or reduced.

          We use technology, including software, which we license from third parties. In particular, we license technology from Nortel Networks under two patents for testing embedded memories and digital systems, and we use the Nortel technology in our embedded test technology. Our license agreement with Nortel may be terminated if we materially violate the terms of the agreement, if a competitor of Nortel acquires a significant percentage of our common stock without first obtaining Nortel’s consent or if we bring patent infringement proceedings against Nortel under any patent embodied in, or acquired as a result of access to, the technology we license from Nortel. If we do not maintain our existing third party technology licenses or enter into licenses for alternative technologies, we could be required to cease or delay product shipments while we seek to develop alternative technologies.

We depend on third parties to provide electronic design automation software that is compatible with our solution. If these third parties do not continue to provide compatible design products, we would need to develop alternatives, which could delay product introductions and cause our revenues and operating results to decline.

          Our customers depend on electronic design automation software to design their products using our solution. We depend on the same software to develop our products. Although we have established relationships with a variety of electronic design automation vendors to gain access to this software and to assure compatibility, these relationships may be terminated with limited notice. If any of these relationships were terminated and we were unable to obtain alternative software in a timely manner, our customers could be unable to use our solution. In addition, we could experience a significant increase in development costs, our development process could take longer, product introductions could be delayed and our revenues and operating results could decline.

If automated test equipment companies are unwilling to work with us to make our technology compatible with theirs, we may need to pursue alternatives, which could increase the time it takes us to bring our solution to market and decrease customer acceptance of our technology.

          Although we are presently working with a number of automated test equipment companies to achieve optimal compatibility of our technologies, these companies may elect not to work with us in the future. If automated test equipment companies are unwilling to incorporate modifications into their equipment and operating systems to allow them to work with our technology, we may need to seek alternatives. These alternatives might not provide optimal levels of test function, and pursuing these alternatives could increase the time and expense it takes us to bring our technology to market, either of which could decrease customer acceptance of our technology and cause our revenues and margins to decline.

Our future success will depend on our ability to keep pace with rapid technological advancements in the semiconductor industry. If we fail to develop and introduce new products and enhancements on a timely basis, our ability to attract and retain customers could be impaired, which would cause our operating results to decline.

          The semiconductor industry is characterized by rapidly changing technology, evolving industry standards, rapid changes in customer requirements, frequent product introductions and ongoing demands for greater speed and functionality. We must continually design, develop and introduce new products with improved features to be competitive. Our products may not achieve market acceptance or adequately address the changing needs of the marketplace, and we may not be successful in developing and marketing new products or enhancements to our existing products on a timely basis. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. We may not have the financial resources necessary to fund future innovations. If we are unable, for technical, legal, financial or other reasons, to respond in a timely manner to changing market conditions or customer requirements, our business and operating results could be seriously harmed.

Future changes in financial accounting standards, including pronouncements and interpretations of accounting pronouncements on software revenue recognition and stock-based compensation, may cause adverse unexpected revenue fluctuations and affect our reported results of operations.

          A change in accounting policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before a change is announced. In particular, new pronouncements and varying interpretations of pronouncements on software revenue recognition have occurred with frequency, may occur in the future and could impact our revenues. Required changes in our methods of revenue recognition could result in deferral of revenues recognized in current periods to subsequent periods or accelerated recognition of deferred revenues to current periods, each of which could cause shortfalls in meeting the expectations of investors and securities analysts. Our stock price could decline as a result of any shortfall.

          For example, we expect the adoption of the FASB’s recently issued SFAS 123(R), which requires compensation costs relating to share-based payment transactions be recognized in financial statements, will have a material adverse impact on our results of operations and loss per share.

          Accounting policies affecting many other aspects of our business, including rules relating to revenue recognition, purchase accounting for business combinations and employee stock option grants have recently been revised or are under review. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

While we believe that we currently have adequate internal controls over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate those internal controls.

          Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. This legislation is relatively new and neither companies nor accounting firms have significant experience in complying with its requirements. As a result, we expect to incur increased expense and to devote additional management resources to Section 404 compliance. In the event our chief executive officer, chief financial officer or independent registered public accounting firm determine that our internal controls over financial reporting are not effective as defined under Section 404, investor perceptions of our company may be adversely affected and could cause a decline in the market price of our stock.

Compliance with changing regulation of corporate governance and public disclosure may result in additional costs.

          Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and new SEC and NASDAQ rules and regulations are creating new duties and requirements for us and our executives, directors, attorneys and independent registered public accounting firm.  In order to comply with these new rules, we will have to incur additional costs for personnel and use additional outside legal, accounting and advisory services, which will increase our operating expenses.  Management time associated with these compliance efforts necessarily reduces time available for other operating activities, which could adversely affect operating results. To date, our costs to comply with these rules have not been significant; however, we cannot predict or estimate the amount of future additional costs we may incur or the timing of such costs.

Our embedded test products may have errors or defects that users identify after deployment, which could harm our reputation and our business.

          Our products may contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found errors in versions of our embedded test products, and we may find errors in our products in the future. The occurrence of errors could cause sales of our products to decline, divert the attention of management and engineering personnel from our product development efforts and cause significant customer relations problems. Customer relations problems could damage our reputation, hinder market acceptance of our products and result in loss of future revenues.

We must continually attract and retain engineering personnel, or we will be unable to execute our business strategy.

          Our strategy for encouraging the adoption of our technology requires that we employ highly skilled engineers to develop our products and work with our customers.  In the past, we have experienced difficulty in hiring and retaining highly skilled engineers with appropriate qualifications to support our business.  As a result, our future success depends in part on our ability to identify, attract, retain and motivate qualified engineering personnel.  Competition for qualified engineers is intense, especially in the Silicon Valley where our headquarters are located.  If we lose the services of a significant number of our engineers and we cannot hire and integrate additional engineers, it could disrupt our ability to develop our products and implement our business strategy.

We may be unable to replace the technical, sales, marketing and managerial contributions of key individuals.

          We depend on our senior executives, and our research and development, sales and marketing personnel, who are critical to our business.  We do not have long-term employment agreements with our key employees, and we only maintain a key person life insurance policy on our Chairman.  If we lose the services of any of these key executives, our product development processes and sales efforts could be slowed.  We may also incur increased operating expenses and be required to divert the attention of other senior executives to search for their replacements. The integration of any executives or new personnel could disrupt our ongoing operations.

If we fail to protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our revenues or increase our costs.

          Our success and ability to compete depend largely upon the protection of our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Our pending patent applications may not result in issued patents, and our existing and future patents may not be sufficiently broad to protect our proprietary technologies. Policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where the laws may not protect our proprietary rights as fully as U.S. laws. Any patents we obtain or license may not be adequate to protect our proprietary rights. Our competitors may independently develop similar technology, duplicate our products or design around any patents issued to us or our other intellectual property rights.

          Litigation may be necessary to enforce our intellectual property rights or to determine the validity or scope of the proprietary rights of others. As a result of any such litigation, we could lose our proprietary rights and incur substantial unexpected operating costs. We may need to take legal action to enforce our proprietary rights in the future. Any action we take to protect our intellectual property rights could be costly and could absorb significant management time and attention. In addition, failure to adequately protect our trademark rights could impair our brand identity and our ability to compete effectively.

Any dispute involving our patents or other intellectual property could include our industry partners and customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

          In any dispute involving our patents or other intellectual property, our licensees could also become the target of litigation. This could trigger technical support and indemnification obligations in some of our license agreements which could result in substantial expenses. In addition to the time and expense required for us to support or indemnify our licensees, any such litigation could severely disrupt or shut down the business of our licensees, which in turn could hurt our relations with our customers and cause our revenues to decrease.

Failure to obtain export licenses could harm our business.

          We must comply with U.S. Department of Commerce regulations in shipping our software and hardware products and other technologies outside the United States.  Although we have not had any significant difficulty complying with these regulations to date, any significant future difficulty in complying could harm our business, operating results and financial condition.

We have limited control over third-party representatives who market, sell and support our products in foreign markets. Loss of these relationships could decrease our revenues and harm our business.

          We offer our products and services for sale through distributors and sales representatives in China, Korea, Taiwan and Germany. We anticipate that sales in these markets will account for a portion of our total revenues in future periods.  During 2004, we appointed a new distributor in Germany.  Our third-party representatives are not obligated to continue selling our products, and they may terminate their arrangements with limited prior notice. Growing our relationship with this new distributor or establishing alternative distribution channels in these markets could consume substantial management time and resources, decrease our revenues and increase our expenses.

We face business, political and economic risks because a portion of our revenues and operations are outside of the United States.

          International revenues accounted for 22% of our total revenues for the year ended December 31, 2004 and 19% of our total revenues for the year ended December 31, 2003.  In addition to our international sales, we have operations in Canada, Japan, the United Kingdom and India.  Our success depends upon continued expansion of our international operations, and we expect that international revenues will continue to be an important component of our total future revenues. Our international business involves a number of risks, including:

•	our ability to adapt our products to foreign design methods and practices;

•	the uncertainty of international orders due to typically lengthy international selling cycles;

•	cultural differences in the conduct of business;

•	difficulty in attracting qualified personnel;

•	managing foreign branch offices and subsidiaries;

•	longer payment cycles for and greater difficulty collecting accounts receivable;

•	unexpected changes in regulatory requirements, royalties and withholding taxes that restrict the repatriation of earnings;

•	tariffs and other trade barriers;

•	the burden of complying with a wide variety of foreign laws; and

•	political, economic, health or military conditions associated with worldwide conflicts and events.

          As we increase our direct selling activities in Japan, a portion of our international revenues is denominated in Japanese yen, which is subject to exposure from movements in foreign currency exchange rates. In addition, some of our international revenues are denominated in U.S. dollars, creating a risk that fluctuation in currency exchange rates will make our prices uncompetitive. To the extent that profit is generated or losses are incurred in foreign countries, our effective income tax rate may be significantly affected. Any of these factors could significantly harm our future international sales and, consequently, our revenues and overall results of operations and business and financial condition.

We may be unable to consummate future potential acquisitions or investments or successfully integrate acquired businesses or investments or foreign operations with our business, which may disrupt our business, divert management’s attention and slow our ability to expand the range of our proprietary technologies and products.

          We intend to continue to expand the range of our proprietary technologies and products, and we may acquire or make investments in additional complementary businesses, technologies or products, if appropriate opportunities arise.  For example, we recently completed the acquisition of SiVerion, Inc.  We may be unable to identify suitable acquisition or investment candidates at reasonable prices or on reasonable terms, or consummate future acquisitions or investments, each of which could slow our growth strategy. Our recent acquisition of SiVerion, Inc. and any future acquisitions may involve risks such as the following:

•	we may not achieve the anticipated benefits of the acquisitions;

•	our acquisition and integration costs may be higher than we anticipated and may cause our quarterly and annual operating results to fluctuate;

•	we may be unable to retain key employees, such as management, technical or sales personnel, of the acquired businesses;

•

we may experience difficulty and expense in assimilating the operations and personnel of the acquired businesses, which could be further affected by the acquired businesses not being located near our existing sites, such as SiVerion in Arizona;

•	we may incur amortization or impairment expenses if an acquisition results in significant goodwill or other intangible assets;

•	we may be unable to complete the development and application of the acquired technology or products or integrate the technology or products with our own;

•	we may be exposed to unknown liabilities of acquired companies;

•	we may experience difficulties in establishing and maintaining uniform standards, controls, procedures and policies;

•	our relationships with key customers of acquired businesses may be impaired, due to changes in management and ownership of the acquired businesses; or

•	our stockholders may be diluted if we pay for the acquisition with equity securities.

          These factors could disrupt our ongoing business, distract our management and employees and increase our expenses or otherwise harm our operating results.

Intellectual property litigation, which is common in our industry, could be costly, harm our reputation, limit our ability to license or sell our proprietary technologies or products and divert the attention of management and technical personnel.

          The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. While we have not received formal notice of any infringement of the rights of any third party, questions of infringement in the semiconductor field involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce any patents we may receive and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. Any such litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology or selling our products, any of which could harm our business.

Our stock price may decline significantly because of stock market fluctuations that affect the prices of technology stocks. A decline in our stock price could result in securities class action litigation against us that could divert management’s attention and harm our business.

          The stock market has experienced significant price and trading volume fluctuations that have adversely affected the market prices of common stock of technology companies. These broad market fluctuations may reduce the market price of our common stock. In the past, securities class action litigation has often been brought against a company after periods of volatility in the market price of securities. In the future, we may be a target of similar litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources, which in turn could harm our ability to execute our business plan.

If investors price our common stock below $1.00 per share, our stock may fail to meet the requirements for continued listing on The Nasdaq National Market, in which case the price and liquidity of our common stock may decline.

          The Nasdaq Stock Market has quantitative maintenance criteria for the continued listing of common stock on The Nasdaq National Market, including maintaining a minimum closing bid of $1.00 per share. As of December 31, 2004, we were in compliance with all Nasdaq National Market listing requirements. However, our stock price has declined significantly over the past year and experienced volatility. If the closing bid price of our common stock price falls and remains below $1.00 per share for 30 consecutive days, our common stock may not remain listed on The Nasdaq National Market. If we fail to maintain continued listing on The Nasdaq National Market and must move to a market with less liquidity, our financial condition could be harmed and our stock price would likely decline. If we are delisted, it could have a material adverse effect on the market price of, and the liquidity of the trading market for, our common stock.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from growing or executing our business plan.

          We believe that our existing cash resources and available debt financing will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, the timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	the level and timing of license and service revenues;

•	the costs and timing of expansion of product development efforts and the success of these development efforts;

•	the extent to which our existing and new products gain market acceptance;

•	the costs and timing of expansion of sales and marketing activities;

•	competing technological and marketing developments;

•	the extent of international operations;

•	the need to adapt to changing technologies and technical requirements;

•	the costs involved in maintaining and enforcing patent claims and other intellectual property rights;

•	the existence of opportunities for expansion and for acquisitions of, investments in, complementary businesses, technologies or product lines; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

          If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. If adequate funds are not available or are not available on acceptable terms, this would significantly limit our ability to hire, train or retain employees, support our expansion, take advantage of unanticipated opportunities such as acquisitions of businesses or technologies, develop or enhance products, or respond to competitive pressures.

FORWARD-LOOKING STATEMENTS

          When used in this prospectus, the words “expects,” “believes,” “anticipates,” “estimates,” “may,” “could,” “plans,” and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements as to the features and benefits of our products, product development, the market for our products, plans for future products and services, our employee matters, our ability to attract future customers, our focus on larger orders with major customers, our estimates regarding the adequacy of our capital resources, our capital requirements and our need for additional financing, and future acquisitions or investments.  Forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed above, as well as the possibility that orders could be cancelled or not renewed, our ability to negotiate and obtain customer agreements and orders, lengthening sales cycles, the concentration of sales to large customers, dependence upon and trends in capital spending budgets in the semiconductor industry and fluctuations in general economic conditions, our ability to rapidly develop new technology and introduce new products, our ability to safeguard our intellectual property and the risks set forth above under the caption “Risk Factors.”  Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in the documents we incorporate by reference into this prospectus.

          These forward-looking statements speak only as of the date of this prospectus.  We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.  You should, however, review additional disclosures we make in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission.

PROCEEDS FROM THE OFFERING

          We will not receive any proceeds from the sale of the shares by the selling stockholders.  All proceeds from the sale of the shares will be for the accounts of the selling stockholders, as described below.  See “Selling Stockholders” and “Plan of Distribution.”

SELLING STOCKHOLDERS

           The following table sets forth certain information as of April 29, 2005 regarding the beneficial ownership of common stock by each of the selling stockholders and the shares being offered by the selling stockholders.  Information with respect to beneficial ownership is based upon information obtained from the selling stockholders.  Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares offered and no other purchases or sales of common stock.

           All of the selling stockholders received their shares of LogicVision common stock under the terms of an Agreement and Plan of Merger, dated as of October 13, 2004, by and among LogicVision, Signal Acquisition Corporation, a wholly owned subsidiary of LogicVision, and SiVerion, Inc., pursuant to which Signal Acquisition merged with and into SiVerion and all of the outstanding shares of capital stock of SiVerion were converted into a combination of shares of LogicVision common stock and cash, except that Valley Ventures III, L.P. acquired a portion of its shares from former SiVerion stockholders after the merger.  The registration statement to which this prospectus relates is being filed pursuant to a Registration Rights Agreement, dated as of November 5, 2004, by and  among LogicVision and the selling stockholders.  Subject to the terms and conditions of the Registration Rights Agreement, we agreed to file the registration statement to cover the shares of LogicVision common stock received by each selling stockholder in the merger and to keep the registration statement effective until the earlier of November 5, 2006 or the date as of which the selling stockholders may sell all of their respective shares of our common stock registered under this registration statement during any 90-day period pursuant to Rule 144 under the Securities Act of 1933.

          Gregg E. Adkin, a member of our board of directors and a former director of SiVerion, is a managing member of the general partners of Valley Ventures II, L.P. and Valley Ventures III, L.P. and a limited partner of Valley Ventures II, L.P. and Valley Ventures III, L.P.  Thomas Martis is a current employee of our company and former director, President and Chief Executive Officer of SiVerion.  Jaffer Hussain is a current employee of our company and former Vice President of Marketing of SiVerion.  In connection with our acquisition of SiVerion, each of Messrs. Martis and Hussain entered into an employment agreement and a non-competition and non-solicitation agreement with us.  Ken Goolsby, William Schumacher and James Sullivan are current employees of our company and former employees of SiVerion, and Mark Brandemuehl has provided consulting services to LogicVision.  John Stich has provided consulting services to LogicVision and SiVerion.  To our knowledge, no other selling stockholders nor any of their affiliates have held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

	Shares Beneficially Owned Prior to Offering(1)		Number of Shares Being Offered	Shares Beneficially Owned After Offering(1)

Name of Selling Stockholder(3)	Number	Percent(2)		Number	Percent(2)

Mark Brandemuehl	367	*	367	—		*
Ron Cosner	413	*	413	—		*
Malory D’Costa	168	*	168	—		*
Ken Goolsby.	183	*	183	—		*
Grayhawk Venture Fund I, LP(4)	395,769	2.1%	395,769	—		*
Sayed Jaffer Hussain.	20,092	*	20,092	—		*
Michael Kabealo	918	*	918	—		*
Martin Robert Leach	5,512	*	5,512	—		*
Thomas Martis(5)	116,899	*	116,899	—		*
William Schumacher	1,096	*	1,096	—		*
John Stich	918	*	918	—		*
James Sullivan	1,461	*	1,461	—		*
Valley Ventures II, L.P(6).	548,929	3.0%	548,929	—		*
Valley Ventures III, L.P.(7)	907,266	4.9%	907,266	—		*

*Represents less than 1%.

(1)

To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2)

There were 18,539,386 shares of common stock outstanding as of April 29, 2005. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity prior to and after the offering, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 29, 2005.

(3)	Consists of shares held in a family trust, the voting and dispositive power for which Mr. Brandemuehl shares with his spouse.

(4)	Brian N. Burns, Sherman I. Chu and John C. Bentley share voting and dispositive power over the shares.

(5)	Consists of shares held in a family trust, the voting and dispositive power for which Mr. Martis shares with his spouse.

(6)

Valley Ventures II, L.P. is a Delaware limited partnership.  VV II Management, L.L.C., the general partner of Valley Ventures II, has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the shares of Common Stock held by Valley Ventures II.  Each of Gregg E. Adkin and John M. Holliman, as managing members of VV II Management, L.L.C., has sole power to vote or to direct the vote of the shares held by Valley Ventures II and shared power to dispose or direct the disposition of the shares held by Valley Ventures II. Messrs. Adkin and Holliman are limited partners of Valley Ventures II. Each of VV II Management, L.L.C., Mr. Adkin, and Mr. Holliman disclaims beneficial ownership of all shares of Common Stock held by Valley Ventures II except to the extent that his or its interest in the shares arises from his or its interest, if any, in those entities. Mr. Adkin is a director of LogicVision and former director of SiVerion.

(7)

Valley Ventures III, L.P. is a Delaware limited partnership. VV III Management, L.L.C., the general partner of Valley Ventures III, has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the shares of Common Stock held by Valley Ventures III.  Each of Gregg E. Adkin, Lawrence Aldrich and John M. Holliman, as managing members of VV III Management, L.L.C., has shared power to vote or to direct the vote of the shares held by Valley Ventures III and shared power to dispose or direct the disposition of the shares held by Valley Ventures III.  Messrs. Adkin, Aldrich, and Holliman are limited partners of Ventures III.  Each of VV III Management L.L.C., Mr. Adkin, Mr. Aldrich and Mr. Holliman disclaims beneficial ownership of all shares of Common Stock held by Valley Ventures III except to the extent that his or its interest in the shares arises from his or its interest, if any, in those entities. Mr. Adkin is a director of LogicVision and former director of SiVerion.

PLAN OF DISTRIBUTION

          The selling stockholders may offer and sell the shares covered by this prospectus at various times.  As used in this prospectus, the term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus.  The selling stockholders will act independently of LogicVision in making decisions with respect to the timing, manner and size of each sale.  The shares may be sold by or for the account of the selling stockholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise.  These sales may be made at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of the sale, or at negotiated prices.  The shares may be sold by means of one or more of the following methods:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions in which the broker solicits purchasers;

•	in connection with short sales, in which the shares are redelivered to close out short positions;

•	in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	privately negotiated transactions; or

•	in a combination of any of the above methods.

          If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

          The selling stockholders may sell the shares described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in resales.  Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers of the shares or from both.  This compensation may exceed customary commissions. The selling stockholders may also transfer, devise or gift these shares by other means not described in this prospectus.

          The selling stockholders also may resell all or a portion of the shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act in open market transactions in reliance upon Rule 144 under the Securities Act.  The selling stockholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. When and if we are notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares covered by this prospectus, we will file a prospectus supplement or post-effective amendment to the registration statement with the SEC. This supplement or amendment will include the following information:

•	the name of the participating broker-dealer(s) or underwriters;

•	the number of shares involved;

•	the price(s) at which the shares were sold;

•	the commissions paid or discounts or concessions allowed by the selling stockholders to the broker- dealers or underwriters, if any; and

•	other information material to the transaction.

          The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act.  Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act.  Because the selling stockholders may be deemed to be “underwriters,” the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have advised the selling stockholders that the anti-manipulation rules promulgated under the Exchange Act, including Regulation M, may apply to sales of the shares offered by the selling stockholders.

          The selling stockholders may agree to indemnify any agent, broker or dealer that participates in sales of common stock against liabilities arising under the Securities Act from sales of common stock.

          We will not receive any proceeds from the sale of the shares by the selling stockholders.

          We have agreed to bear all expenses of registration of the shares other than fees and expenses, if any, of counsel or other advisors to the selling stockholders.  Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders selling those shares.

          There can be no assurances that the selling stockholders will sell all or any of the shares of common stock offered under this prospectus.

           The registration statement to which this prospectus relates is being filed pursuant to a Registration Right Agreement among LogicVision and the selling stockholders.  The Registration Rights Agreement provides that we will indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act, and that the selling stockholders will indemnify us against certain liabilities, including liabilities under the Securities Act.  Subject to the terms and conditions of the Registration Rights Agreement, we agreed to file the registration statement to cover the shares of LogicVision common stock received by each selling stockholder in the merger with SiVerion and to keep the registration statement effective until the earlier of November 5, 2006 or the date as of which the selling stockholders may sell all of their respective shares of our common stock registered under this registration statement during any 90-day period pursuant to Rule 144 under the Securities Act.

LEGAL MATTERS

          The validity of common stock offered by this prospectus is being passed upon for LogicVision by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California.

EXPERTS

          The financial statements and financial statement schedule of LogicVision, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

          The financial statements of SiVerion, Inc. incorporated in this prospectus by reference to the amended current report on Form 8-K/A of LogicVision, Inc. filed on January 14, 2005 have been so incorporated in reliance on the report of Sarvas, King & Coleman, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission.  You may read and copy any materials we file with the Commission at the Commission’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C.  Please call the Commission at 1-800-SEC-0330 for more information on its public reference room.  The Commission also maintains an Internet Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

          Our Web site is http://www.logicvision.com.  We make available free of charge, on or through our Web site, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Commission.  Information contained on our Web site is not part of this registration statement.

           We have filed with the Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933.  The registration statement relates to the common stock offered by the selling stockholders.  This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement.  Please refer to the registration statement and its exhibits and schedules for further information with respect to LogicVision and the common stock.  Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement.  You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

          The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any portions thereof furnished under Item 2.02 or 7.01 of Form 8-K) until this offering is completed.  The documents we incorporate by reference are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004.

•

Our amended current reports on Form 8-K/A filed with the Commission on January 14, 2005 and April 18, 2005 and our current reports on Form 8-K filed with the Commission on February 4 and February 24, 2005.

•	The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act on October 13, 2000.

          You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

          Investor Relations
          LogicVision, Inc.
          25 Metro Drive, Third Floor
          San Jose, California 95110
          Telephone (408) 453-0146

          We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus.  You must not rely on any unauthorized information or representations.  The selling stockholders are offering to sell, and seeking offers to buy, only the shares of LogicVision common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.